Exhibit 99.3

BRENMILLER ENERGY LTD. SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: January 24, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve an investment in the Company by certain investors through a Private Placement, for terms as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve Mr. Brenmiller’s investment in the Company through a Private Placement, for terms as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 2?*.

*If you do not indicate a response YES for this item 2a, your shares will not be voted for Proposal 2.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 2.

3.	To approve and adopt the Amended Compensation Policy for the Company’s directors and officers as described in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3A?*.

*If you do not indicate a response YES for this item 3a, your shares will not be voted for Proposal 3.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.

4.	To approve the Exchanged Equity-Based Grant to Mr. Brenmiller as the Company’s CEO as described in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*.

*If you do not indicate a response YES for this item 4b, your shares will not be voted for Proposal 3B.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.